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Dan Ohlson
Global Channel Director at Equinix

Greater New York City Area · 500+ connections · **Contact info**

 **Equinix**

Columbia Business School

Experience



Global Channel Director
Equinix

Aug 2015 – Present · 4 yrs 1 mo

Greater New York City Area

Technology and Partnership broker



Investor and Board Member
Wifigen

Jun 2017 – Present · 2 yrs 3 mos

Artificially intelligent customer retention platform that integrates into existing WiFi infrastructure and helps to grow and retain retail customer base.



Licensed Real Estate Agent
William Raveis Real Estate, Mortgage & Insurance

Jul 2015 – Present · 4 yrs 2 mos

Fairfield County, CT



Premier Level V, Mercedes Achiever
Rodan + Fields

Feb 2014 – Present · 5 yrs 7 mos



National Partner Manager
VMware

Sep 2012 – Aug 2015 · 3 yrs

Managed three high profile National Partners. Accountable for 75M+ in bookings. Lead in a highly collaborative and dynamic team environment to increase bi-lateral relevancy and revenues. Doubled team size in two years from 7 to 14 through justified investment proposals.

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Education

Columbia Business School
Certificate - Value Investing, The Heilbrunn Center for Graham & Dodd Investing

The Heilbrunn Center for Graham & Dodd Investing was established in 2001, ensuring a permanent home for value investing at Columbia Business School. With unmatched access to Wall Street, a renowned finance division, and the resources of the Heilbrunn Center, Columbia Business School offers an unparalleled program in investing. The birthplace of the value approach and security analysis, today the school is educating a new generation of investors.

 Search      Try Premium Free for 1 Month

President's Club Sales Training

A non-traditional training approach to Sales, Leadership, and Executive Development challenges you to work smarter, streamline processes and grow your business with specific training geared towards Sales Management and Senior Corporate Leaders.

[Peak Sales Performance, Southbury, CT]

University of New Hampshire - Whittemore School of Business and Economics
MBA, Entrepreneurial Venture Creation
2010 – 2011

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Volunteer Experience

Mentor

American Corporate Partners (ACP)
Jul 2018 – Present • 1 yr 2 mos
Education

ACP's free Mentoring Program connects post-9/11 veterans (Protégés) with corporate professionals (Mentors). Mentorships are a yearlong commitment and encourages Mentors and Protégés to connect for monthly discussions to advance the veteran's goals.

Skills & Endorsements

Strategic Partnerships · 89

Endorsed by **Eric Pan and 3 others who are highly skilled at this**

Endorsed by **3 of Dan's colleagues at Equinix**

Sales Operations · 76

Endorsed by **Joanna Powers and 1 other who is highly skilled at this**

Endorsed by **5 of Dan's colleagues at VMware**

Sales Process · 70

Endorsed by **Lisa Bull J.D. and 11 others who are highly skilled at this**

Endorsed by **5 of Dan's colleagues at VMware**

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